June 14, 2022
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	36Kr Holdings Inc. Form 20-F for Fiscal Year Ended December 31, 2021 Form 20-F for Fiscal Year Ended December 31, 2020 Response dated May 11, 2022 File No. 001-39117

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Jennie Beysolow and Dietrich King:

This letter sets forth the responses of 36Kr Holdings Inc. (“36Kr” or the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated June 1, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Introduction, page ii

1.       We note your response to comment 1. As previously requested, in future filings please revise the definitions of China and PRC to include Hong Kong and Macau.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page ii of the 2021 Annual Report in future filings as follows:

“China” or “PRC” refer to the People’s Republic of China~~, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau~~;

Item 3. Key Information, page 1

2.       In future filings, please provide a cross-reference to your detailed discussion of individual risks identified under your summary of the principal risks starting on page 2.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 2 of the 2021 Annual Report in future filings as follows:

Below please find a summary of the principal risks we face, organized under relevant headings. Please see “Item 3. Key Information—D. Risk Factors” and other information included elsewhere in this annual report for a discussion of these and other risks and uncertainties that we face.

3.       In future filings, at the beginning of Item 3, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please provide a cross-reference to your discussion of this issue in your “Item 4. Information on the Company” section.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 1 of the 2021 Annual Report in future filings as follows:

As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations without limitations, subject to satisfaction of applicable government registration and approval requirements. See “Item 4 Information on the Company — 4.A. History and Development of the Company — Our Corporate History.”

4.       We note your response to comment 2. We further note your annual report on Form 20-F for the fiscal year ended December 31, 2021 continues to contain references to "our VIE" throughout your annual report. In future filings, please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. You may wish to refer to the VIE by name or by “the VIE” or “a VIE.”

Response

The Company acknowledges the Staff’s comments and will follow the Staff’s instructions in future filings.

5.       We note your response to comment 3, as well as your disclosure that the Cayman Islands holding company entered into a series of contractual arrangements with VIEs which enables it to “(i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations.” We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. In this regard, we note that you do not qualify such statements throughout the filing.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 1 of the 2021 Annual Report in future filings as follows:

This structure allows us to exercise effective control over the VIE and be considered the primary beneficiary of the VIE for accounting purposes, which serves the purpose of consolidating the VIE’s operating results in our financial statements under the U.S. GAAP.

The Company also intends to revise the disclosure on page 20 of the 2021 Annual Report in future filings as follows:

Beijing Dake, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with ~~our~~ the VIE and its shareholders, which enables us to ~~(i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations.~~ exercise effective control over the VIE and be considered the primary beneficiary of the VIE for accounting purposes.

The Company also intends to revise the disclosure on page 44 of the 2021 Annual Report in future filings as follows:

Our contractual arrangements with ~~our~~ the VIE and its shareholders have enabled us to ~~(i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC laws.~~ exercise effective control over the VIE and be considered the primary beneficiary of the VIE for accounting purposes.

The Company also intends to revise the disclosure on page 45 of the 2021 Annual Report in future filings as follows:

These contractual arrangements entered into with the VIE allow us to ~~(i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.~~ exercise effective control over the VIE and be considered the primary beneficiary of the VIE for accounting purposes. These contractual arrangements include the exclusive purchase option agreement, powers of attorney, equity pledge agreement, and exclusive business cooperation agreement. As a result of these contractual arrangements, we exert effective control over, and are considered, the primary beneficiary for accounting purposes, of the VIE and consolidate its operating results in our financial statements under U.S. GAAP.

The Company also intends to revise the disclosure on page 75 of the 2021 Annual Report in future filings as follows:

These contractual arrangements have enabled us to exercise effective control over ~~our~~ the VIE and be considered the primary beneficiary of the VIE for accounting purposes.~~, receive substantially all of the economic benefits of our VIE, and have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law~~.

6.       We note your disclosure on page 28 regarding the potential enactment of the Accelerating Holding Foreign Companies Accountable Act. In future filings, please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Additionally, please revise all risk factor titles that reference the Holding Foreign Companies Accountable Act, or HFCAA, to also state that this time period will be every two years if the Accelerating HFCAA Senate bill is enacted. Finally, please disclose that as of May 4, 2022 you are on the SEC's provisional list under the HFCAA, and that the SEC has determined you used an auditor, whose working paper cannot be inspected or investigated completely by the PCAOB, to issue the audit opinion for your financial statements for the fiscal year ended December 31, 2021. Please disclose the consequences of this determination.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on pages 27 and 28 of the 2021 Annual Report in future filings as follows:

Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024, or in 2023 if the Accelerating Holding Foreign Companies Accountable Act is enacted. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, PCAOB issued the HFCAA Determination Report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. ~~, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.~~ The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected.

~~In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years.~~ On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our 2021 Form 20-F. ~~We anticipate being added to the list shortly after the filing of this annual report.~~ Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the NASDAQ and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ADS are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter market in the U.S. there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

7.       We note your response to comment 5, as well as your revised disclosure about your intent to apply for the Internet news information license, the Internet audio-visual program transmission license, and the Internet publishing license, in each case when "it is feasible to do so." In future filings, please further revise your disclosure to clarify why, in each case, you believe it is currently unfeasible for you to do so. Please be specific. In addition, please disclose the circumstances or conditions under which, in each case, you believe it will become feasible to apply for such licenses. Again, please be specific. In particular, please provide an estimated timeline. To the extent there are material risks or uncertainties associated with the feasibility of obtaining these licenses, please disclose them.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on pages 9-11 of the 2021 Annual Report in its future filings as follows:

In the last paragraph on page 9:

We plan to apply for the Internet news information license from the CAC through ~~our~~the VIE when it is feasible to do so. As advised by our PRC legal advisor, current requirements for applying the Internet news information license include, among others, having a state-owned shareholder. As of the date of this annual report, we are not eligible for applying such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible for applying the Internet news information license. However, even if we are eligible for applying, there can be no assurance that our application will be accepted or approved by the CAC. In the event we fail to obtain the Internet news information license, we may be ordered to suspend relevant business and our results of operations and financial condition could be materially and adversely affected. As of the date of this annual report, we are not in the process of applying for the Internet news information license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet news information license. However, in the past, CAC ordered certain PRC companies to suspend their online content offerings for a certain period of time due to their lack of Internet news information license. As such, we cannot assure you that we will not be subject to similar or other penalties, such as any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

In the second paragraph on page 10:

We provide our content in various formats, including audio and video, on our platform and several third parties platform. If such content offerings are considered as online transmission of audio and video programs, we may be required to obtain the Internet audio-visual program transmission license. As advised by our PRC legal advisor, current requirements for applying the Internet audio-visual program transmission license include, among others, being a state-owned or a state-controlled entity. As of the date of this annual report, we are not eligible for applying such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible for applying the Internet audio-visual program transmission license. We ~~currently do not possess such~~ plan to apply for the Internet audio-visual program transmission license when feasible to do so. If the relevant regulatory authorities find our operations to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to rectify such non-compliance and pay a fine of not more than RMB30,000. In severe cases, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audiovisual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the relevant license or filings for the provision of Internet information service and order the relevant network operation entity which provides us signal access services to stop such provision of services. As of the date of this annual report, we are not in the process of applying for the Internet audio-visual program transmission license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet audio-visual program transmission license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet audio-visual program transmission license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

In the first paragraph on page 11:

We ~~plan~~are planning to apply for the Internet publishing license ~~through~~for our ~~VIE when it is~~business operation and we have been continuously communicating with the competent authorities, and will apply for it when feasible to do so. As advised by our PRC legal advisor, current requirements for applying the Internet publishing license include, among others, having a certain number of employees with technical and vocational qualifications for the profession of publishing and other related professions as approved by the SAPPRFT. As of the date of this annual report, we are not eligible for applying such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible for applying the Internet publishing license. However, even if we are eligible for applying, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. As of the date of this annual report, we are not in the process of applying for the Internet publishing license as our employees are still in the process of obtaining the requisite qualifications and we cannot predict when such qualifications will be obtained. In addition, we have not received any notice of warning or been subject to material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the license, which have had a material adverse impact on our business. However, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

8. We note your response to comment 6, particularly your proposed revised disclosure that "[a]s of the date of this annual report, we believe we are compliant with the regulations or policies that have been issued by the CAC. We note this disclosure was not included in the 2021 annual report. In future filings, please revise your disclosure to explain how CAC oversight impacts your business and any offerings you might undertake and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 45 of the 2021 Annual Report in its future filings as follows:

Recent Regulatory Development

Revised Cybersecurity Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. If the CSRC, CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. In addition, from time to time we have been communicating with the competent authorities, including the local branch of the CAC, and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements.

Item 4. Information on the Company, page 44

9.       We note your response to comment 4, as well as disclosure on page 46 regarding “Material Licenses and Permits.”

•	Your response addresses consequences to you or the VIE, but it does not appear to address your subsidiaries; in future filings please revise your disclosure to encompass your subsidiaries as well.

•	In future filings, please disclose any consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that certain permissions or approvals are not required; or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

•	In future filings, please refrain here from qualifying your disclosure by materiality and revise your proposed disclosure accordingly.

•	In future filings, please disclose your basis for your conclusion that, subject to the exceptions you note, your PRC subsidiaries and the VIE have obtained all licenses and approvals required for operations in China. If you have relied upon an opinion of counsel, please identify and name counsel. If you have not relied upon an opinion of counsel, please disclose this and disclose why you have elected not to obtain such an opinion.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 46 of the 2021 Annual Report in its future fulings as follows:

~~Material Licenses and~~ Permits and Permission Required from the PRC Authorities for Our Operations

~~Our PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, e~~ As advised by our PRC legal advisor, Jingtian & Gongcheng, except as disclosed in “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition”, “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” and “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition”, we believe our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we, our PRC subsidiaries or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. ~~We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws.~~ In addition, if we, our PRC subsidiaries or the VIE had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we, our PRC subsidiaries and the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance ~~Failures to obtain or update such license~~ may subject us, our PRC subsidiaries or the VIE to fines and other regulatory, civil or criminal liabilities, and we, our PRC subsidiaries and the VIE may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. In addition, there can be no assurance that we, our PRC subsidiaries and the VIE will be able to maintain our existing licenses, approvals, registrations, permits or filings necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we, our PRC subsidiaries or the VIE fail to do so, our business, financial condition and operational results may be materially and adversely affected. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 36Kr Holdings Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Ran Li (Tel: +86-10-8567-5013) of Davis Polk & Wardwell LLP.

Sincerely yours,

36Kr Holdings Inc.

By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP